UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 9)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Warren Sanger

Regal Entertainment Group

101 E. Blount Avenue

Knoxville, Tennessee 37920

(865) 922-1123

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Regal Entertainment Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 41,142,178 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 41,142,178 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,142,178 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.24%(2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 41,142,178 common membership units of National CineMedia, LLC, which are held by two of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC and Regal Cinemas, Inc. (as more fully explained in Item 5 to this Amendment No. 9), and which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

(2) Calculated based on 79,003,606 shares of Common Stock, par value $0.01 per share, of National CineMedia, Inc., outstanding as of May 23, 2018, as reported in National CineMedia, Inc.’s definitive proxy statement on Schedule 14A, dated June 11, 2018.

1	Names of Reporting Persons Cineworld Group plc

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 41,142,178 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 41,142,178 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,142,178 shares (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.24% (2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 41,142,178 common membership units of National CineMedia, LLC, which are held by two of Cineworld Group plc’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC and Regal Cinemas, Inc. (as more fully explained in Item 5 to this Amendment No. 9), and which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

(2) Calculated based on 79,003,606 shares of Common Stock, par value $0.01 per share, of National CineMedia, Inc., outstanding as of May 23, 2018, as reported in National CineMedia, Inc.’s definitive proxy statement on Schedule 14A, dated June 11, 2018.

EXPLANATORY NOTE.

This Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D originally filed with the Securities and Exchange Commission on May 23, 2008 by Regal Entertainment Group (“Regal”), The Anschutz Corporation (formerly known as Anschutz Company) and Philip F. Anschutz, and amended on March 20, 2009, March 26, 2009, February 14, 2011, March 18, 2013, September 9, 2013, December 11, 2013 and February 28, 2018 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia”), is being filed by Regal and Cineworld Group plc (“Cineworld” and with Regal being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the joint filing agreement filed as Exhibit A hereto, to reflect the expected acquisition by Regal and Cineworld of additional common units of National CineMedia, LLC (“NCM Units”) pursuant to the Unit Purchase Agreement described in Item 3, thereby increasing the Reporting Persons investment in National CineMedia. This Amendment No. 9 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Unit Purchase Agreement or the Schedule 13D, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 28, 2018, Regal consummated the merger transaction (the “Merger”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among Regal, Cineworld and Crown Intermediate Holdco, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Cineworld (“Crown Intermediate”), and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Crown Intermediate.  As a result of the Merger, each of Regal, Regal Cinemas, Inc. (“Regal Cinemas”) and Regal CineMedia Holdings, LLC (“Regal CineMedia Holdings”) became an indirect, wholly-owned subsidiary of Cineworld.  Following the Merger, Cineworld, as the ultimate parent of each of Regal, Regal Cinemas and Regal CineMedia Holdings, now exercises shared voting power and shared dispositive power over the Issuer’s securities held by each of Regal CineMedia Holdings and Regal Cinemas.

On June 18, 2018, Regal Cinemas entered into that certain Unit Purchase Agreement, dated as of June 18, 2018, with American Multi-Cinema, Inc. and AMC Starplex, LLC (collectively, “AMC”), pursuant to which Regal Cinemas will acquire subject to customary closing conditions from AMC 10,738,740 NCM Units for an aggregate amount of $78,392,802, subject to customary adjustments.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Regal and Cineworld are acquiring their NCM Units for investment purposes. Apart from continuing to give effect to the Common Unit Adjustment Agreement, none of the Reporting Persons is currently aware of any plans or proposals that would relate to or result in any of the events enumerated in Item 4 (a)-(j).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to replace Item 5(a) with the following:

(a)                                 As a result of the expected acquisition of 10,738,740 additional NCM Units, Cineworld and Regal currently may be deemed to beneficially own 41,142,178 shares of Common Stock through their ownership of Regal CineMedia Holdings and Regal Cinemas. NCM Units are immediately redeemable on a one-for-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock. Regal’s and Cineworld’s beneficial ownership of 41,142,178 shares of Common Stock equates to beneficial ownership of approximately 34.24% of National CineMedia’s issued and outstanding shares of Common Stock (as calculated based on 79,003,606 shares of Common Stock, par value $0.01 per share, of National CineMedia, outstanding as of

May 23, 2018, as reported in National CineMedia’s definitive proxy statement on Schedule 14A, dated June 11, 2018).

Regal CineMedia Holdings is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”). RCM is a wholly owned subsidiary of Regal Cinemas. Regal Cinemas is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”). RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”). REH is a wholly owned subsidiary of Regal. Regal is a wholly owned subsidiary of Crown Intermediate. Crown Intermediate is a wholly owned subsidiary of Crown UK Holdco Limited (“Crown UK”). Crown UK is a wholly owned subsidiary of Cineworld. As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal or Cineworld.

Neither the filing of this Amendment No. 9 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of Regal or Cineworld, who are listed in Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 9 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
Exhibit A	Joint Filing Agreement

Schedule A
Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Cineworld Group plc and Regal Entertainment Group are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Alicja Kornasiewicz*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Anthony Bloom*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director and Chairman of Cineworld Group plc
Arni Samuelsson*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Dean Moore*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Fiona Smith*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Secretary of Cineworld Group plc
Israel Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Deputy Chief Executive Officer of Cineworld Group plc
John Curry	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Treasurer of Regal Entertainment Group
Julie Southern*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Moshe Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Chief Executive Officer of Cineworld Group plc
Nisan Cohen*	8th Floor Vantage London Great West Road Brentford TW8 9AG England

•                                          Member of the Board of Directors of Regal Entertainment Group

•                                          President and Chief Executive Officer of Regal Entertainment Group

•                                          Director of Cineworld Group plc

•                                          Chief Financial Officer of Cineworld Group plc

Rick Senat*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director and Senior Independent Director of Cineworld Group plc
Scott Rosenblum	101 E. Blount Avenue Knoxville, Tennessee 37920	• Chairman of the Board of Directors of Regal Entertainment Group • Secretary of Regal Entertainment Group • Non-Executive Director of Cineworld Group plc
Todd Boruff	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Secretary of Regal Entertainment Group
Vincent Fusco	101 E. Blount Avenue Knoxville, Tennessee 37920	• Member of the Board of Directors of Regal Entertainment Group • Senior Vice President, Chief Financial Officer and Treasurer of Regal Entertainment Group

* Not a citizen of the United States of America.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2018	REGAL ENTERTAINMENT GROUP

	By:	/s/ Vincent Fusco
	Name:	Vincent Fusco
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: June 20, 2018	CINEWORLD GROUP PLC

	By:	/s/ Nisan Cohen
	Name:	Nisan Cohen
	Title:	Board Director & Chief Financial Officer

EXHIBIT A

JOINT FILING AGREEMENT

National CineMedia, Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 20, 2018.

Date: June 20, 2018	REGAL ENTERTAINMENT GROUP

	By:	/s/ Vincent Fusco
	Name:	Vincent Fusco
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: June 20, 2018	CINEWORLD GROUP PLC

	By:	/s/ Nisan Cohen
	Name:	Nisan Cohen
	Title:	Board Director & Chief Financial Officer